VISCOGLIOSI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66717

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Viscogliosi & Company, LLC**

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Park Avenue
_____
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jean Urquiola   212-744-1549
_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co. P.C.
_____
                   (Name – if individual, state last, first, middle name)

1430 Broadway   New York   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Jean Urquiola_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_Viscogliosi & Company, LLC_____ , as

of _____December 31_____ , 20 _19____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

CEO
_____
Title

_____
Notary Public

SOPHIA SALINAS
Notary Public - State of New York
NO. 01SA6237812
Qualified in Queens County
Commission Expires 2/28/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISCOGLIOSI & COMPANY, LLC
ANNUAL REPORT
DECEMBER 31, 2019

TABLE OF CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY, SUITE 605
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

Report of Independent Registered Public Accounting Firm

To the Members of
Viscogliosi & Company LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Viscogliosi & Company LLC, as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company, as of December 31, 2019 in conformity with the accompanying principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements is free of material misstatements, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2009.

Sanford Becker + Co, P C

New York, NY
February 25, 2020

VISCOGLIOSI & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	11,391
Other assets		5,529
Total Assets	**$**	**16,920**

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accrued expenses	$	5,271
Members' Equity		
Members' equity		11,649
Total Liabilities and		
Members' Equity	**$**	**16,920**

The accompanying notes are part of this financial statement.

Note 1 - <u>Summary of Significant Accounting Policies</u>

<u>Nature of Operations</u>

Viscogliosi & Company, LLC, (the "Company"), is majority owned by Viscogliosi Brothers, LLC ("VB"). The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and is subject to regulation by the United States Securities and Exchange Commission (SEC) and FINRA.

The Company provides and is engaged in private placements, investment banking and underwriting services.

All revenue is derived from the Company's private placement income, advisory and consulting fees which are from affiliated companies in which the Company, VB, or certain members of VB have ownership interests.

VB intends to provide the Company with sufficient working capital to meet future operations and minimum net capital requirements.

<u>Securities Transactions</u>

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management.

Securities transactions and the related revenue and expenses are recorded on a trade date basis.

<u>Revenue Recognition</u>

The Company provides private placement and investment banking services to its clients. Revenue for these services is generally recognized at the point in time that performance under the arrangements is completed (the closing of the transaction) or the contract is cancelled and when the amount is determinable and realizable.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1 - <u>Summary of Significant Accounting Policies (Continued)</u>

<u>Cash Equivalents</u>

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

<u>Income Taxes</u>

The Company, as a limited liability company, has elected to be treated similar to a partnership, whereby its taxable income or loss is taxable directly to its members. Accordingly, no provision for Federal and State income tax has been provided.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Note 2 - <u>Concentration of Credit Risk</u>

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 3 - <u>Net Capital Requirements</u>

The Company is subject to the net capital requirements of SEC Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15th of aggregate indebtedness.

At December 31, 2019, the Company had net capital, as defined, of $6,120 which exceeded the required minimum net capital by $1,120. Aggregate indebtedness at December 31, 2019 totaled $5,271 and the ratio of aggregate indebtedness to net capital was .86 to 1.

Note 4 – <u>Related Party Transactions</u>

The Company has an agreement with VB, whereby the Company pays VB for rent and administrative services. At December 31, 2019, there was no balance due from the Company to VB.

The Company recognizes that it does not have sufficient revenue to support its ongoing operations. VB has assured the Company that it will continue to provide the necessary capital to ensure that the Company remains in net capital compliance under Rule 15c3-1. Further, VB has confirmed that it has the necessary capital to continue to fund the operations of the Company through the end of 2020.

Note 5 – <u>New Accounting Pronouncement</u>

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to lease arrangements. This new guidance was effective for years beginning after December 15, 2018, with early adoption permitted. On January 1, 2019, the Company adopted this new standard which has not caused significant changes to the way leases are recorded, presented and disclosed in the Company's financial statements.

Note 6 – <u>Subsequent Events</u>

The Company has evaluated subsequent events through the date that these financial statements were available to be issued. There were no subsequent events requiring disclosure.